SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  X      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----
For the fiscal year ended December 31, 1996

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                          Commission file number 1-3950




            PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements
--------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1996 and 1995.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1996.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1996.

                                    Exhibit
                                    -------


Designation                Description                    Method of Filing
-----------                -----------                    ----------------

Exhibit 23                Consent of Coopers            Filed with this Report.
                          & Lybrand L.L.P.


                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Primus Automotive Financial Services, Inc. Prime Account Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                  PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC.
                                  PRIME ACCOUNT COMMITTEE


                                  By:  /s/Dennis Delaney
                                      ---------------------------------
                                      Dennis Delaney, Chairman
                                      Primus Automotive Financial Services, Inc.
                                      Prime Account Committee
June 30, 1997

                                  EXHIBIT INDEX
                                  -------------
                                                                    Sequential
                                                                   Page Number
Designation                      Description                     at Which Found
-----------                      -----------                     --------------

Exhibit 23              Consent of Coopers & Lybrand L.L.P.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Index of Financial Statements and Supplemental Schedules

                                                                          Pages


Report of Independent Accountants.............................................2

Financial Statements:

    Statement of Net Assets Available for Plan Benefits as
      of December 31, 1996 and 1995.........................................3-6

    Statement of Changes in Net Assets Available for Plan Benefits
      for the Years Ended December 31, 1996.................................7-9

    Notes to Financial Statements.........................................10-17



Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes
         as of December 31, 1996.............................................18

    Item 27d - Schedule of Reportable Transactions for the Year
         Ended December 31, 1996..........................................19-20

Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
PRIMUS Automotive Financial Services, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.

Detroit, Michigan

June 12, 1997


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1996

                                          -----------------------------------------------------------------------------------------
                                                                     Participant-Directed
                                                       Retirement
                                                       Government
                                                          Money                  Growth and                U.S. Equity
                                           Ford Stock    Market     Intermediate    Income       Puritan     Index
                                             Fund       Portfolio    Bond Fund    Portfolio       Fund      Portfolio     Subtotal
                          ASSETS          ----------   ---------   ------------  ----------    --------   ------------  ----------
Investments, at fair value (Note 4):
      Interest in common trust             $            $ 906,832    $ 658,224     $ 311,302    $168,561    $ 2,343,094  $4,388,013
      Common stock                          570,338                                                                         570,338
      Participant loans receivable                                                                                                0
                                          ---------     ---------    ---------     ---------   ---------    -----------  ----------

          Total investments                 570,338       906,832      658,224       311,302     168,561      2,343,094   4,958,351
                                           --------     ---------    ----------    ---------   ---------    -----------  ----------

Receivables:
      Accrued interest receivable                                                                                                 0
      Accrued employee contributions                                                                                              0
      Accrued employer contributions                                                                                              0
                                           --------     ---------    ----------    ---------   ----------   -----------   ----------

          Total receivables                       0             0             0            0           0              0           0
                                           --------     ---------    ----------    ---------    ---------   -----------  ----------

Interfund transfers
                                           ---------    ----------   ----------    ---------    ---------   -----------  ----------
          Total assets                       570,338       906,832      658,224      311,302      168,561     2,343,094   4,958,351
                                           ---------    ----------   ----------    ---------    ---------   -----------  ----------


                           LIABILITIES

Accounts payable                                                                                                                  0
                                          ---------    ----------   ----------   ----------   ---------    ----------    ----------

          Total liabilities                                                                                         0             0
                                          ---------    ----------   ----------   ----------   ---------    ----------    ----------

          Net assets available for
           plan benefits                  $ 570,338    $  906,832   $  658,224   $  311,302   $ 168,561    $2,343,094    $4,958,351
                                          =========    ==========   ==========   ==========   =========    ==========    ==========

 The accompanying notes are an integral part of the financial statements.



PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1996


                                                                            Participant-Directed
                                           ----------------------------------------------------------------------------------------
                                                                                                         International
                                            Blue Chip                   Growth                            Growth and
                                             Growth                    Company     Magellan        OTC      Income
                                              Fund       Contrafund     Fund         Fund       Portfolio     Fund        Subtotal
                                           ----------    ----------  -----------  -----------  ----------  ---------   ------------
                          ASSETS

Investments, at fair value (Note 4):
      Interest in common trust             $  335,913    $  470,749   $  255,573  $ 1,757,682  $  301,316  $   88,607   $ 3,209,840
      Common stock                                                                                                                0
      Participant loans receivable                                                                                                0
                                           -----------   ----------   ----------  -----------  ----------  ----------   -----------

          Total investments                    335,913       470,749     255,573    1,757,682     301,316      88,607     3,209,840
                                           -----------   -----------  ----------  -----------  ----------  ----------   -----------

Receivables:
      Acrued interest receivable                                                                                                  0
      Accrued employee contributions                                                                                              0
      Accrued employer contributions                                                                                              0
                                           ----------    ----------    ---------   ----------  ----------  -----------   ----------
          Total receivables                         0             0            0            0           0            0            0
                                           ----------    ----------    ---------   ----------  ----------  -----------   ----------
Interfund transfers
                                           ----------    ----------    ---------   ----------  ----------  -----------   ----------
          Total assets                        335,913       470,749      255,573    1,757,682     301,316      88,607     3,209,840
                                           ----------    ----------    ---------   ----------  ----------  -----------   ----------
                           LIABILITIES

Accounts payable                                                                                                                  0
                                           ----------    ----------    ---------   ----------  ----------  -----------   ----------
          Total liabilities                                                                                         0             0
                                           ----------    ----------   ----------   ----------   ---------  ----------    ----------

          Net assets available
           for plan benefits               $  335,913    $  470,749    $ 255,573  $ 1,757,682   $ 301,316  $   88,607   $ 3,209,840
                                           ==========    ==========    =========  ===========   =========  ==========   ===========

 The accompanying notes are an integral part of the financial statements.


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1995



                                                                          Participant-Directed
                                         ----------------------------------------------------------------------------------------
                                                                      Asset        Asset
                                           Overseas       Asset      Manager      Manager   Cash/Loan
                                             Fund        Manager     Growth       Income      Fund         Subtotal       Total
               ASSETS                      ----------   ---------  ----------    ---------  ----------    ----------   -----------
Investments, at fair value (Note 4):
      Interest in common trust             $  135,591   $  37,968   $  63,558    $  40,679  $  317,551    $  595,347   $ 8,193,200
      Common stock                                                                                                         570,338
      Participant loans receivable                                                                                               0
                                           ----------   ---------   ---------    ---------  ----------    ----------   -----------
          Total investments                   135,591      37,968      63,558       40,679     317,551       595,347    8,763,538
                                           ----------   ---------   ---------    ---------  ----------    ----------   -----------
Receivables:
      Accrued interest receivable                                                                                                0
      Accrued employee contributions                                                                                             0
      Accrued employer contributions                                                                                             0
                                           ----------   ---------   ----------   ---------  ----------    ----------   -----------
         Total receivables                         0           0            0           0           0             0              0
                                           ----------   ---------   ----------   ---------  ----------    ----------   -----------
Interfund transfers
                                           ----------   ---------   ----------   ---------  ----------    ----------   -----------

          Total assets                        135,591      37,968      63,558       40,679     317,551       595,347     8,763,538
                                           ----------   ---------    ---------   ---------  ----------    -----------  -----------
                      LIABILITIES

Accounts payable                                                                                                                 0
                                           ----------   ---------    ---------   ---------  -----------   -----------  -----------

          Total liabilities                                                                                         0            0
                                           ----------   ---------    ---------   ---------  -----------   -----------  -----------

          Net assets available
           for plan benefits               $  135,591  $   37,968    $  63,558   $  40,679  $  317,551    $   595,347  $ 8,763,538
                                           ==========  ==========    =========   =========  ==========    ===========  ===========


 The accompanying notes are an integral part of the financial statements.


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 1996


                                                                           Participant-Directed
                                           ----------------------------------------------------------------------------------------
                                           Short-Term
                                              U.S.
                                           Government                                Core        Ford
                                           Securities  Intermediate   500 Index     Equity       Stock      Cash/Loan
                                              Fund      Bond Fund       Fund         Fund        Fund         Fund         Total
                           ASSETS          ----------   ---------   ------------  -----------  ---------   ----------   -----------
Investments, at fair value (Note 4):
      Interest in common trust             $  971,322   $  688,091   $ 1,980,703  $ 1,201,173  $   58,007  $   58,498   $ 4,937,794
      Common stock                                                                                221,067                   221,067
      Participant loans receivable             10,627        5,482        28,958       22,443                  57,142       124,652
                                           ----------   ----------   -----------  -----------  ----------  ----------   -----------

          Total investments                   981,949      673,573     2,009,661    1,223,616     279,074     115,640     5,283,513
                                           ----------   ----------   -----------  -----------  ----------  ----------   -----------

Receivables:
      Accrued interest receivable               4,547                                                             498         5,045
      Accrued employee contributions            6,315        5,793        18,614       11,348       5,413                    47,483
      Accrued employer contributions           16,277       14,592        44,505       26,299      11,631                   113,304
                                           ----------   ----------   -----------   ----------  ----------   ----------   ----------

          Total receivables                    27,139       20,385        63,119       37,647      17,044         498       165,832
                                           ----------   ----------   -----------   ----------  ----------   ----------   ----------

Interfund transfers                          (13,688)     (42,066)       (6,211)       32,474       2,732       26,759        -
                                           ----------   ----------   -----------   ----------  ----------   ----------   ----------

          Total assets                        995,400      651,892     2,066,569    1,293,737     298,850      142,897    5,449,345
                                           ----------   ----------   -----------   ----------  ----------   ----------   ----------

                           LIABILITIES

Accounts payable                                                                                                20,278       20,278
                                           ----------   ----------   -----------   ----------  ----------    ---------   ----------

          Total liabilities                    -            -             -            -          -             20,278       20,278
                                           ----------   ----------   -----------   ----------  ----------    ---------   ----------


          Net assets available
           for plan benefits               $  995,400   $  651,892   $ 2,066,569   $1,293,737  $  298,850    $ 122,619   $5,429,067
                                           ==========   ==========   ===========   ==========  ==========    =========   ==========

 The accompanying notes are an integral part of the financial statements.


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 1996



                                                                              Participant-Directed
                                           ----------------------------------------------------------------------------------------
                                                         Retirement
                                                         Government
                                                           Money    Intermediate  Growth and              U.S. Equity
                                            Ford Stock     Market        Bond      Income       Puritan       Index
                                               Fund      Portfolio       Fund     Portfolio      Fund       Portfolio     Subtotal
                                            ----------   ----------   ----------  ----------   ----------   ----------   ----------
Additions:
    Employee contributions                  $  153,873   $   96,887   $   69,911  $   84,475   $   32,753   $  185,413   $  623,312
    Employer contributions                      88,718       56,293       39,750      46,914       18,185      106,640      356,500
    Rollover contributions                      19,777        4,179       24,449      32,546       15,273       41,686       37,910
    Interest and dividend income                20,083       50,356       43,172      10,184       12,073       13,129      148,997
    Net appreciation (depreciation)
      in fair value of investments (Note 4)     22,516        8,973     (25,419)      17,371        (824)      422,964      445,581
    Loans - interest repayments                  1,756        2,316          651         880          158        2,206        7,967
    Loans - principal repayments                10,080       13,682        3,809       3,480          379       12,890       44,320
    Transfers in (out)                         (8,270)    (248,197)    (113,570)     129,409       95,481    (358,306)    (503,453)
                                            ----------   ----------   ----------   ---------    ---------   ----------    ---------
       Total additions                         308,533     (15,511)       42,753     325,259      173,478      426,622    1,261,134
                                            ----------   ----------   ----------   ---------    ---------   ----------    ---------

Deductions:
    Distributions                               15,767       59,244       13,785       2,134        1,423       52,696      145,049
    Loans to participants                       19,554       39,160       18,475      11,400        3,242       90,137      181,968
    Forfeitures                                  1,724     (22,977)        4,161         423          252        7,264      (9,153)
    Adjustments                                  -          (2,370)        -            -            -           -          (2,370)
                                            ----------   ----------   ----------   ---------    ---------   ----------    ---------

    Total deductions                            37,045       73,057       36,421      13,957        4,917      150,097      315,494
                                            ----------   ----------   ----------   ---------    ---------   ----------    ---------

    Net additions (deductions)                 271,488     (88,568)        6,332     311,302      168,561      276,525      945,640

Net assets available for plan benefits,
    beginning of year                          298,850      995,400      651,892       -            -        2,066,569    4,012,711
                                            ----------   ----------   ----------   ---------    ---------   ----------    ---------

    Net assets available for plan benefits,
        end of year                         $  570,338   $  906,832   $  658,224   $ 311,302    $ 168,561  $ 2,343,094  $ 4,958,351
                                            ==========   ==========   ==========   =========    =========  ===========  ===========

The accompanying notes are an integral part of the financial statements.


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 1996


                                                                            Participant-Directed
                                           ----------------------------------------------------------------------------------------
                                            Blue Chip                  Growth                             International
                                             Growth                   Company       Magellan      OTC      Growth and
                                              Fund      Contrafund     Fund           Fund      Portfolio  Income Fund    Subtotal
                                           ----------   ----------  -----------    ----------  ----------  -----------   ----------
Additions:
    Employee contributions                 $  128,904   $  123,100   $   89,760    $  367,199  $   85,987  $    18,313   $  813,263
    Employer contributions                     75,573       65,087       48,836       215,234      46,207       10,235      461,172
    Rollover contributions                      7,851       19,561       26,696        28,576      15,849        2,188      100,721
    Interest and dividend income               16,263       19,527        9,749       223,129      26,144        2,815      297,627
    Net appreciation (depreciation)
    in fair value of investments(Note 4)       10,433       27,203        6,730      (54,947)       1,473        2,048      (7,060)
    Loans - interest repayments                 1,019          716          678         4,358         639           60        7,470
    Loans - principal repayments                3,716        3,427        3,614        19,445       2,065          252       32,519
    Transfers in (out)                        104,215      234,789       88,030     (219,820)     135,261       53,133      395,608
                                           ----------   ----------    ---------    ----------   ---------   ----------   ----------
       Total additions                        347,974      493,410      274,093       583,174     313,625       89,044    2,101,320
                                           ----------   ----------    ---------    ----------   ---------   ----------   ----------

Deductions:
    Distributions                               2,299       12,286        9,861        46,993       2,932           33       74,404
    Loans to participants                       9,150        9,624        8,168        65,714       8,858          404      101,918
    Forfeitures                                   612          751          491         6,522         519        -            8,895
    Adjustments                                -             -           -              -           -            -           -
                                           ----------   ----------   ----------    ----------   ---------   ----------   ----------

    Total deductions                           12,061       22,661       18,520       119,229      12,309          437      185,217
                                           ----------   ----------   ----------    ----------   ---------    ---------   ----------

    Net additions (deductions)                335,913      470,749      255,573       463,945     301,316       88,607    1,916,103

Net assets available for plan benefits,
    beginning of year                          -            -            -          1,293,737       -            -        1,293,737
                                           ----------   ----------   ----------    ----------   ---------    ---------   ----------

    Net assets available for plan benefits,
        end of year                       $   335,913   $  470,749   $  255,573   $ 1,757,682  $  301,316    $  88,607  $ 3,209,840
                                          ===========   ==========   ==========   ===========  ==========    =========  ===========

The accompanying notes are an integral part of the financial statements.


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 1996


                                                                         Participant-Directed
                                          ----------------------------------------------------------------------------------------
                                                                       Asset       Asset
                                            Overseas      Asset       Manager     Manager     Cash/Loan
                                              Fund       Manager      Growth       Income       Fund       Subtotal       Total
                                           ----------  ----------   ----------   ----------  -----------  -----------  -----------
Additions:
    Employee contributions                 $   34,370  $   16,409   $   20,999   $    7,455       -       $    79,233  $ 1,515,808
    Employer contributions                     17,675       9,563       12,384        5,254       -            44,876      862,548
    Rollover contributions                     11,306       8,982        2,303        2,996       -            25,587      264,218
    Interest and dividend income                7,964       2,442        5,231        2,307       -            17,944      464,568
    Net appreciation (depreciation)in
     fair value of investments (Note 4)           495         119          853          226       -             1,693      440,214
    Loans - interest repayments                    32          32          891          103       -             1,058       16,495
    Loans - principal repayments                  107          66        2,125          486   $ (79,623)     (76,839)       -
    Transfers in (out)                         65,169         751       19,247       22,678       -           107,845       -
                                           ----------   ---------   ----------   ----------   ----------   ----------  -----------

       Total additions                        137,118      38,364       64,033       41,505     (79,623)      201,397    3,563,851
                                           ----------   ---------   ----------   ----------   ----------   ----------  -----------

Deductions:
    Distributions                                 416          92          217          262       11,310       12,297      231,750
    Loans to participants                       1,017         277          195          490    (285,865)    (283,886)       -
    Forfeitures                                    94          27           63           74       -             258         -
    Adjustments                                -            -           -             -           -             -          (2,370)
                                           ----------   ---------   ----------   ----------   ----------   ----------  -----------

       Total deductions                         1,527         395          475          826    (274,555)    (271,331)      229,380
                                           ----------   ---------   ----------   ----------   ----------   ----------  -----------

       Net additions (deductions)             135,591      37,968       63,558       40,679      194,932      472,728    3,334,471

Net assets available for plan benefits,
    beginning of year                          -           -            -             -          122,619      122,619    5,429,067
                                           ----------    ---------   ----------   ----------   ----------   ----------  ----------

       Net assets available for
         plan benefits, end of year        $  135,591   $   37,968   $   63,558    $  40,679   $  317,551   $  595,347  $8,763,538
                                           ==========   ==========   ==========    =========   ==========   ==========  ==========

The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Notes to Financial Statements


    1. Description of the Plan:

       The Plan became effective April 1, 1992.

       The following description of the PRIMUS Automotive Financial Services, Inc. (the "Company") Prime Account 401(k) Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more comprehensive of the Plan's provisions.

       a. General: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). With certain exceptions, regular full-time employees having at least twelve months of continuous service are eligible to participate in the Plan. All full-time employees are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

       b. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 11 percent of their pre-tax earnings, not to exceed 25 percent of annual earnings including overtime and bonuses. The Company, at its discretion, may match at the rate of 100 percent of the first 2 percent and 50 percent of the next 4 percent of the participants' pre-tax contributions.

       c. Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Plan administrative expenses are paid primarily by the Company. Allocations are based on the participant's earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       d. Vesting : Participants are vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their account plus actual earnings thereon is based on continuous service. The Company's matching contributions are vested 20 percent, 50 percent and 100 percent for one, two and three years of service, respectively. A participant becomes fully vested in company matching contributions automatically upon retirement due to disability, upon death or upon termination of the Plan.

       e. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in any of sixteen investment funds. These investment options as of December 31, 1996 are as follows:

          (1) Ford Stock Fund: The Fund consists of shares of the common stock, $1.00 par value, of Ford and a small portion in short-term investments. The value of the fund primarily rises or falls depending upon the stock's performance in the market. Ford stock is subject to economic factors, the stock market in general and factors affecting Ford in particular.

          (2) Fidelity Retirement Government Money Market Portfolio: A money market mutual fund with a goal to preserve your investment, keep a stable price and provide current income. This fund may be appropriate for participants who are seeking high-quality money market securities for which U. S. government or its agencies guarantee timely payment of principal and interest.

          (3) Fidelity Intermediate Bond Fund: This is an income mutual fund with a goal to provide high current income. It invests in U. S. and foreign bonds. Select bonds are considered medium to high quality with an average maturity of 3-10 years. This fund may be appropriate for someone who is looking for income in the short term or to balance more growth-oriented choices in a portfolio.

          (4) Fidelity Growth and Income Portfolio: This fund is a growth and income mutual fund with a goal to provide a high total return from a combination of current income and capital growth. It invests primarily in U. S. and foreign stocks that pay current dividends and show potential earnings growth. May also invest in some bonds. May be appropriate for the investor who is willing to ride out stock market ups and downs to try to get potentially high long-term return.

          (5) Fidelity Puritan Fund: This fund is a growth and income mutual fund with a goal to provide income while preserving investment. It invests in a wide variety of U. S. and foreign securities. It includes all types of bonds of any quality as well as common and preferred stock. May be appropriate for someone looking for income and who plans to invest long-term.

          (6) Fidelity U. S. Equity Index Portfolio: This fund is a growth and income mutual fund with a goal to duplicate the composition and return of the Standard and Poor's composite index of 500 stocks. It invests primarily in the 500 companies that make up the S&P
               500. May be appropriate for someone who wants to try to achieve roughly the same performance as the overall U. S. stock market.

       e. Investment Programs and Participation, continued:

          (7) Fidelity Blue Chip Growth Fund: This fund is a growth mutual fund with a goal to increase the value of the investment over the long-term through capital growth. It invests primarily in common stocks of well known, established growth companies. May be appropriate for someone who prefers stocks of "household name" companies and established companies with strong earnings and future growth potential.

          (8) Fidelity Contrafund: This fund is a growth mutual fund with a goal to increase the value of investment over the long-term through capital growth. It invests primarily in common stocks the funds manager believes are undervalued and also in companies that are currently out of public favor but show potential for capital growth. Such stocks may be subject to more frequent and greater price changes. May be appropriate for someone who wants to invest in the stock market over the long term and who is comfortable with the ups and downs of the stock market.

          (9) Fidelity Growth Company Fund: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital growth. It invests primarily in stocks of companies with earnings or gross sales that indicate the potential for above average growth. May be appropriate for someone who is interested in capital growth rather than current income and is willing to ride out stock market ups and downs to try to get a higher return over the long term.

          (10) Fidelity Magellan Fund: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital growth. It invests primarily in common stocks of small, medium and large foreign and U. S. companies with investments that are broadly diversified across many different kinds of companies and industries. May be appropriate for someone who will be invested in the fund over the long term and who is comfortable with the ups and downs of the overall stock market.

          (11) Fidelity OTC Portfolio: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through aggressive capital growth. It invests primarily in stocks traded in the "over-the-counter" (OTC) market, but may also include preferred stocks, debt securities, and other types of investments. May be appropriate for someone who has a long term investing horizon and who is comfortable with the ups and downs of the stock market.

       e. Investment Programs and Participation, continued:

          (12) Fidelity International Growth and Income Fund: This fund is a growth and income mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth while also providing current income. It invests primarily in stock that the fund manager feels have growth possibilities. It will keep at least 25 percent of assets invested in bonds for income. Investments may be made in assets in one country but will generally be spread in investments across at least six different countries. May be appropriate for someone who wants to complement the performance of U. S. investments with that of investments overseas which may behave quite differently.

          (13) Fidelity Overseas Fund: This fund is a growth mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth. It investment primarily in stocks and bonds of companies whose principal business activities are outside the U. S. Sixty-five percent of the fund's total assets will be invested in securities from at least three different countries outside of North America. May be appropriate for someone who wants to complement the performance of U. S. investments with that of investments overseas which may behave differently.

          (14) Fidelity Asset Manager: This fund is an asset allocation mutual fund with a goal to provide high total return with reduced risk over the long term. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers including those in emerging markets. The manager of this fund may gradually shift assets from one type to another, based on the current outlook of the various markets. May be appropriate for someone who wants to diversify among stocks, bonds and short term instruments and who can tolerate ups and downs in share price, but does not want the burden of selecting individual securities.

          (15) Fidelity Asset Manager Growth: This fund is an asset allocation mutual fund with a goal to provide high total return. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of this fund may gradually shift assets from one type to another, based on the current outlook of the various markets. May be appropriate for someone who wants to diversify among stocks, bonds and short term instruments and who can tolerate ups and downs in share price, but does not want the burden of selecting individual securities.

       e. Investment Programs and Participation, continued:

          (16) Fidelity Asset Manager Income: This fund is an asset allocation mutual fund with a goal to provide high current income. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of the fund may gradually shift assets from one type to another based on the current outlook of the various markets. May be appropriate for someone who is looking for immediate income but who also wants the opportunity to benefit if the stock market does well.

       f. Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum of $50,000. Loan interest rates are set monthly but will not change during the term of the loan. Loan transactions are treated as a transfer to/from the investment fund from/to the Cash/Loan Fund. The interest rate will be the prime rate as quoted in The Wall Street Journal in the "Money Rates" section of the paper as of the last business day of the month preceding the month in which the loan was taken.
          Principal and interest are paid ratably through payroll deductions.

       g. Payment of Benefits: Benefits are payable upon termination or upon normal retirement at age 65 in a cash lump-sum payment.


    2. Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: During 1995, the plan allowed its participants to direct their share of contributions and earnings to five different investment mediums which were held by Comerica Bank. These investment mediums were offered by Comerica Bank, the Plan's trustee, and stated at fair value as of December 31, 1995. On January 1, 1996, all investments under the Plan were transferred to Fidelity Investments.

          Since the transfer, the Plan allows its participants to direct their share of contributions and earnings to sixteen different investment mediums, which are held by Fidelity Investments and are stated at fair value as of December 31, 1996. These investment mediums are offered by Fidelity Investments, the Plan's trustee.

       b. Investments, continued: Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments

       c. Payment of Benefits:  Benefits are recorded when paid.

       d. Contributions: Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

       e. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

    3. Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the plan committee will direct the trustee to distribute the assets of the Plan to the participants, former participants and beneficiaries in accordance with their interests under the Plan.

    4. Investments:

     a. Net Appreciation (Depreciation ) in the Fair Value of Investments: The net appreciation (depreciation) in the fair value of investments (including investments bought and sold, as well as held, during the year) for the year ended December 31, 1996:
                                                                     Net
                                                                 Appreciation
                                                                (Depreciation)
                                                                 in Fair Value
                                                                --------------
             Ford Stock Fund                                      $     22,516
             Retirement Government Money Market Portfolio                8,973
             Intermediate Bond Fund                                    (25,419)
             Growth and Income Portfolio                                17,371
             Puritan Fund                                                 (824)
             U. S. Equity Index Portfolio                              422,964
             Blue Chip Growth Fund                                      10,433
             Contrafund                                                 27,203
             Growth Company Fund                                         6,730
             Magellan Fund                                             (54,947)
             OTC Portfolio                                               1,473
             International Growth and Income Fund                        2,048
             Overseas Fund                                                 495
             Asset Manager                                                 119
             Asset Manager Growth                                          853
             Asset Manager Income                                          226
                                                                 -------------
                                                                 $     440,214
                                                                 =============




     b. Fair Value of Individual Investments: The fair value of individual investments representing five percent or more of the Plan's net assets are as follows as of December 31, 1996:

             Ford Stock Fund                                        $   570,338
             Retirement Government Money Market Portfolio               906,832
             Intermediate Bond Fund                                     658,224
             U. S. Equity Index Portfolio                             2,343,094
             Contrafund                                                 470,749
             Magellan Fund                                            1,757,682
                                                                     ----------
                                                                    $ 6,706,919
                                                                    ===========

       c. Asset Value per Unit: The number of shares or units contained in each investment fund, the aggregate cost of shares of units and market value per share or unit as of December 31, 1996 is as follows:
                                                                     Market
                                                       Number of     Value
                                                       Shares or    per Share
                                                           Units       or Unit

          Ford Stock Fund                                55,211.863    $  10.33
          Retirement Government Money Market Portfolio  906,832.720        1.00
          Intermediate Bond                              65,299.708       10.08
          Growth and Income Portfolio                    10,130.270       30.73
          Puritan Fund                                    9,777.262       17.24
          U. S. Equity Index Portfolio                  115,423.361       20.30
          Blue Chip Growth Fund                          10,275.745       32.69
          Contrafund                                     11,168.432       42.15
          Growth Company Fund                             6,316.644       40.46
          Magellan Fund                                  21,793.943       80.65
          OTC Portfolio                                   9,211.691       32.71
          International Growth and Income Fund            4,532.287       19.55
          Overseas Fund                                   4,396.575       30.84
          Asset Manager                                   2,305.332       16.47
          Asset Manager Growth                            3,887.347       16.35
          Asset Manager Income                            3,503.626       11.61


    5. Tax Status:

       The Internal Revenue Service has determined and informed the Company by a letter dated November 20, 1995, that the Plan is in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

                                                   (c)
               (b)                      Description of Investment,
        Identity of Issuer,               Including Maturity Date,                                                         (e)
        Borrower, Lessor                Rate of Interest, Collateral                                 (d)                  Current
(a)       or Similar Party                  Par or Maturity Value                                    Cost                  Value
---     -------------------             -------------------------------                         --------------        -------------
*       Ford Motor Company              Ford Motor Company Common Stock, 55,212 shares          $      562,183        $     570,338

*       Fidelity                        Retirement Government Money Market Portfolio,
                                             906,832 units                                             906,832             906,832

*       Fidelity                        Intermediate Bond Fund, 65,300 units                           674,121             658,224

*       Fidelity                        Growth and Income Portfolio, 10,130 units                      295,118             311,302

*       Fidelity                        Puritan Fund, 9,777 units                                      169,241             168,561

*       Fidelity                        U. S. Equity Index Portfolio, 115,423 units                  1,956,733           2,343,094

*       Fidelity                        Blue Chip Growth Fund, 10,276 units                            325,042             335,913

*       Fidelity                        Contrafund, 11,168 units                                       445,251             470,749

*       Fidelity                        Growth Company Fund, 6,316 units                               249,678             255,573

*       Fidelity                        Magellan Fund, 21,794 units                                  1,785,539           1,757,682

*       Fidelity                        OTC Portfolio, 9,212 units                                     300,167             301,316

*       Fidelity                        International Growth and Income Fund, 4,532 units               86,590              88,607

*       Fidelity                        Overseas Fund, 4,397 units                                     135,093             135,591

*       Fidelity                        Asset Manager, 2,305 units                                      37,853              37,968

*       Fidelity                        Asset Manager Growth, 3,887 units                               62,734              63,558

*       Fidelity                        Asset Manager Income, 3,504 units                               40,463              40,679

        Plan participants               Loans receivable (6-9 percent)                                    -                317,551
                                                                                                 -------------        ------------

                                                                                                 $   8,032,638        $  8,763,538
                                                                                                 =============        ============

 *Party-in-interest

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan

Item 27d - Schedule of Reportable Transactions
for the year ended December 31, 1996
                                                                                                                  (h)
                                                                                                                Current
                                                                                       (f)                       Value
    (a)                                                   (c)       (d)      (e)     Expenses        (g)     of Asset on     (i)
 Identity of                    (b)                     Purchase   Selling  Lease  Incurred with    Cost     Transaction  Net Gain
Party Involved          Description of Asset              Price    Price    Rental  Transaction*  of Asset      Date      or (Loss)
--------------          ----------------------          ---------  -------  ------ -------------- --------   ------------ ---------
REPORTING
CRITERION I:             Any single transaction
                         in excess of five percent
                         of current value of plan
                         assets.

                         None.

REPORTING
CRITERION II:            Any series of transactions
                         in other than securities in
                         excess of five percent of the
                         current value of plan assets.

                         None.

REPORTING
CRITERION III:           Any series of transactions
                         in securities in excess of
                         five percent of current value
                         of plan assets.

  Ford Motor Company     Ford Motor Company Common Stock:
                           115 Purchases                 $ 378,740                                  $ 378,740  $ 378,740
  Fidelity               Retirement Government Money
                           Market Portfolio:
                           126 Purchases                 1,373,299                                  1,373,299  1,373,299
                           88 Sales                               $466,466                            466,466                -
  Fidelity               Intermediate Bond Fund:
                           108 Purchases                   893,703                                    893,703    893,703
                           70 Sales                                214,699                            219,611             $(4,912)
  Fidelity               Growth and Income Portfolio:
                            100 Purchases                  350,870                                    350,870    350,870
  Fidelity               U. S. Equity Index Portfolio:
                            124 Purchases                2,472,344                                  2,472,344  2,472,344
                            93 Sales                               555,274                            515,611              39,663
  Fidelity               Blue Chip Fund Growth:
                            79 Purchases                   380,101                                    380,101    380,101


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan

Item 27d - Schedule of Reportable Transactions, Continued

                                                                                                                   (h)
                                                                                                                Current
                                                                                       (f)                       Value
    (a)                                                 (c)        (d)      (e)      Expenses      (g)     of Asset on     (i)
 Identity of                    (b)                   Purchase    Selling  Lease   Incurred with   Cost     Transaction  Net Gain
Party Involved          Description of Asset            Price     Price    Rental   Transaction*  of Asset      Date      or (Loss)
--------------          ------------------------      -------- --------- --------  -------------- ---------- ----------- ----------

REPORTING
CRITERION III,
 Continued:
  Fidelity              Contrafund:
                         101 Purchases                $ 500,270                                   $  500,270 $ 500,270
  Fidelity              Growth Company Fund:
                         87 Purchases                   285,516                                      285,516   285,516
  Fidelity              Magellan Fund:
                         132 Purchases                2,222,955                                    2,222,955 2,222,955
                         106 Sales                               $416,116                            437,415              $(21,299)
  Fidelity              OTC Portfolio:
                         78 Purchases                   329,020                                      329,020   329,020

REPORTING
CRITERION IV:           Any transaction within the
                        plan year with  respect to
                        securities with or in
                        conjunction with a person
                        with whom any prior or
                        subsequent single five percent
                        security transactions within
                        the plan year took place.

                        None.

Note A: Transactions already reported under Criterion I are not reported here.

* Information regarding expenses incurred with each transaction was not available from the trustee.